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May 7, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Theresa Brilliant
Susan Block

Re:	Saleen Automotive, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed April 9, 2019
File No. 000-55236

Ladies and Gentlemen:

On behalf of our client, Saleen Automotive, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 26, 2019 (the “Comment Letter”), relating to the above referenced Registration Statement on Form 10 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 thereto with this response letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

U.S. Securities and Exchange Commission

May 7, 2019

Executive Compensation, page 35

1.	Please update your executive compensation disclosure for your fiscal year ended March 31, 2019.

The Company has revised the executive compensation disclosure as requested.

Certain Relationships and Related Transactions, page 36

2.	We note your disclosure that you have received nominal payments from Molexiel, Inc. under the license agreement. We also note that the license agreement provides for minimum annual royalty payments, including $34,000 for 2017, and $62,000 for 2018. Please disclose whether such royalty payments have been made by Molexiel.

The Company has revised the disclosure as requested by the Staff to disclose that the minimum annual royalty payments under the license agreement were made to Molexiel during the applicable periods.

Very truly yours,

/s/ Alison Newman
Alison Newman

cc: Steve Saleen